NET SAVINGS LINK, INC.

BOARD OF DIRECTORS

CONSULTING SERVICES AGREEMENT

In Consideration of the mutual promises of the parties
herein contained, the parties hereby agree as follows:

1.   Lau Man Kin, an individual, is possessed of certain
unique skills and experience in business operations, planning,
and management which is valuable to the Company; and

2.   NET SAVINGS LINK, INC., a Colorado Corporation, wishes
to retain the services of Lau Man Kin as a member of its Board of
Directors to provide consultation services in the operations of
its business; and

3.   Lau Man Kin is willing to provide said services for the
term described herein; THEREFORE

4.   Effective the date of this agreement, Lau Man Kin will
perform services as a member of the Board of Directors, on an as
requested basis for a term of two (2) years beginning on the date
of execution of this Agreement or until such time as Lau Man Kin
resigns from this position as a member of the Board of Directors,
whichever shall happen first. In the event that Lau Man Kin
elects to resign from his position, his resignation shall be
delivered in writing to the Company by electronic or regular mail
or any other commercially reasonable method as determined by the
laws of Colorado.

5.   NET SAVINGS LINK, INC., will pay Lau Man Kin, on or
before the last day of each month hereafter, Series B Preferred
Stock of NET SAVINGS LINK, INC., with a value equivalent to one
hundred thousand United States dollars ($100,000.00 USD) for each
month that he serves on the Board of Directors as compensation
for such service and which the parties agree is earned and

payable immediately upon execution of this Agreement. Lau Man Kin will be paid five (5) months in advance.

6. INDEPENDENT CONTRACTOR. Lau Man Kin will provide services as an independent contractor and not as an employee of the Company or of any company affiliated with Company. He is not entitled to any medical coverage, life insurance, participation in the Company's saving plan, or other benefits afforded to the Company's regular employees (if any), or those of any affiliated companies. If the Company is required to pay or withhold any taxes or make any other payments with respect to fees payable to Lau Man Kin, Lau Man Kin will reimburse the Company in full for taxes paid, and/or permit the Company to make deductions for taxes required to be withheld from any sum due him.

Signed this 1st day of May, 2021.



LAU Man Kin

JAMES TILTON, President and Chairman of the Board of
Directors
NET SAVINGS LINK, INC.